Filed Pursuant To Rule 433

Registration No. 333-217785

July 13, 2017

GLD ‘easy way’ to get exposure to gold: State Street’s George Milling-Stanley

Posted to CNBC Squawk Box July 12, 2017

GEORGE MILLING-STANLEY: I think there’s a good possibility we’re gonna go up and test that overhead resistance. It’s been between about 1350 and 1400 since the spring of 2013. I think that it’s more likely that we’ll do that rather than go back and test the downside again. We seem to test the downside every time we get a rate hike.

MICHELLE CARUSO-CABRERA: Right.

GEORGE MILLING-STANLEY: Nobody’s expecting a rate hike now until December, and that may change by the time December comes around. So, I don’t think we’re going to get the interest rate pressure that we’ve had previously.

MICHELLE CARUSO-CABRERA: So, rate hikes are the short end of the curve. The long end of the curve, where Mario Draghi moved everything around with his statements about it and then the Fed undoing potentially QE—

GEORGE MILLING-STANLEY: Yeah.

MICHELLE CARUSO-CABRERA: —people are now starting to call quantitative tightening. Could that have more of an effect on gold to the negative? I mean, the way I think about it is gold has no yield, right? So, the higher yields rise, gold has a much higher opportunity cost—

GEORGE MILLING-STANLEY: Yeah, that’s true.

MICHELLE CARUSO-CABRERA: --as interest rates go up?

GEORGE MILLING-STANLEY: That’s true, but I think, you know, the Fed has made it clear it’s going to be gradual with its interest rate increases. It’s on a course of gradual normalization, which will go on probably for years. And it’s also made it clear that it’s going to be data driven, which means that we won’t get the rate rises unless we start to get the inflation coming into the numbers. And if we get higher inflation accompanied by higher interest rates, then we’re still in low to negative real rates in this country. And a very wise man said, not long ago, zero yield, which is gold, is always going to be negative yield.

MAN 1: So, George, what does a wise man tell the investor and the client right now in terms of how much of your portfolio should be allocated towards gold, and how do you get the exposure, which is one of the more difficult things, I believe?

GEORGE MILLING-STANLEY: I think the second part of your question is easy. I think that $34 billion worth of investor money has found GLD to be the easy way to get exposure to gold.

MICHELLE CARUSO-CABRERA: The gold ETF?

GEORGE MILLING-STANLEY: Right. That’s right, exactly. As far as the other piece, what should investors think about, I think that these prices are relatively cheap. We are slightly below the middle of the trading range that Michelle talked about, which has been in place since the spring of 2013, so this is obviously, to me, an ideal opportunity to either establish for the first time or to rebuild those important strategic allocations. How much? The literature says between two and 10 percent, that’s too wide to be helpful to me. I like five, so I’m going to stick with five.

MICHELLE CARUSO-CABRERA: Did you say liturgy or literature?

MAN 1: Johnny Bench, Joe DiMaggio.

GEORGE MILLING-STANLEY: Literature. No, I don’t think gold’s a religion. I think it’s a genuine investment.

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